EXHIBIT 99.1

Westport to Showcase High‑Pressure CNG Fuel System for North American Heavy‑Duty Fleets at ACT Expo 2026

Westport’s next‑generation compressed natural gas fuel storage system, combined with Cespira's on-engine HPDI™ fuel system, marks a major step toward commercializing heavy-duty trucks with diesel performance and efficiency using widely available compressed natural gas

VANCOUVER, British Columbia, April 30, 2026 (GLOBE NEWSWIRE) -- Westport (TSX:WPRT / Nasdaq:WPRT), a global leader in advanced alternative fuel systems for the transportation industry, today announced the first North American demonstration of its compressed natural gas (CNG) fuel storage system combined with the on-engine HPDI™ fuel system of Cespira, Westport’s joint venture with Volvo Group, at ACT Expo 2026, taking place May 4-7 in Las Vegas. These systems are installed on a latest-generation Volvo VNL 300 truck with 500 horsepower and 1,850 lb-ft of torque, and with fuel efficiency on CNG closely comparable to the VNL running on diesel fuel.

For the first time, Westport is showcasing the system in real‑world operation in a demonstration truck. This marks a critical step toward commercializing HPDI technology with CNG for the North American heavy‑duty market, where CNG is preferred and demand for practical, cost-effective, lower‑emission diesel alternatives continues to grow.

Advancing Clean Transportation in North America with CNG
Westport’s high‑pressure (~700 bar) CNG platform is engineered for diesel combustion engines that require in‑cylinder, high‑pressure gaseous fuel injection, including engines equipped with the HPDI fuel system developed by Cespira. While HPDI is commercially available in more than 30 countries, powering over 10,000 trucks worldwide using liquefied natural gas (LNG), North America’s preference for CNG has limited adoption in this market. Westport’s new fuel storage system removes that barrier.

“Showcasing our next‑generation high‑pressure CNG system at ACT Expo marks a defining milestone for the future of clean transportation," said Westport CEO Dan Sceli. “By combining advanced high‑pressure storage with Cespira’s proven HPDI fuel systems, we’re demonstrating that fleets can achieve diesel performance and efficiency using widely available natural gas. This is more than a product introduction—it’s a meaningful step toward delivering real emissions reductions with compelling operating economics for the North American market.”

Westport debuts its high-pressure CNG fuel system with Cespira HPDI™ technology on a Volvo VNL 300 at ACT Expo 2026, delivering clean fuel power and diesel efficiency with lower emissions for Noth American heavy-duty fleets.

Building a New Pathway for Hydrogen
The HPDI fuel system has the unique ability to be applied and certified to run on a variety of different fuels with minimal hardware changes, including natural gas, hydrogen or a blend of both fuels. OEMs can integrate NG HPDI in the near term and subsequently leverage their existing HPDI engineering and manufacturing investments to extend the technology to other fuels as needed. Unlike fuel cells, an engine equipped with the HPDI fuel system does not require hydrogen to be 99.999% pure. This means hydrogen for HPDI-equipped engines does not need a dedicated, super-clean distribution system and can avoid the high cost of liquefying hydrogen and transporting it in cryogenic trailers. Westport believes that the fuel adaptability of the HPDI on-engine fuel system will provide a more practical path for the use of hydrogen in heavy-duty transportation.

Technology Built for Performance, Economics and Low-Carbon Footprint
Westport’s proprietary CNG solution leverages advanced high-pressure storage technology to deliver the performance that HPDI fuel systems provide without the need for an onboard compressor. Key innovations include:

  A fully integrated architecture including Cespira’s HPDI fuel injectors and fuel system components, control software and Westport’s high‑pressure CNG smart tank system that maximize usable fuel mass to extend driving range.
  A compression‑ignition approach that, other than the HPDI injectors and fuel system, requires no engine, transmission or cooling system modifications and no changes to engine maintenance schedules.
  No spark plugs.
  Components designed to safely handle CNG and natural gas-hydrogen blends.
  Precision control strategies for mixed‑fuel applications.

With HPDI, fleets can achieve efficiency comparable to the latest generation of diesel trucks while running on CNG or renewable natural gas (RNG). The breakthrough technology, once commercialized, is expected to empower operators to invest in natural gas HPDI trucks today, positioning their fleets for industry leadership in sustainable, low-and zero-carbon transportation-including a smooth transition to hydrogen as future solutions evolve.

Heavy‑Duty Performance Without Compromise
At ACT Expo, Westport will highlight the performance and efficiency potential unlocked by its CNG system for heavy-duty commercial applications, including:

  Lower emissions
  Diesel-cycle performance and efficiency using CNG
  Engine ratings up to 500 horsepower and 1,850 lb-ft of torque
  Up to 10 miles per gallon equivalent, with a driving range of more than 600 miles
  Maintenance schedules comparable to standard diesel engines

To see a demonstration of a Volvo VNL 300 heavy-duty truck equipped with the technology, visit Westport’s booth 3236 in the West Hall of the Las Vegas Convention Center. For more information or to set up a meeting at ACT Expo, visit www.westport.com/act2026.

About Westport
Westport is a technology and innovation company connecting synergistic technologies to power a cleaner tomorrow. As a leading supplier of affordable, alternative fuel, low-emissions transportation technologies, we design, manufacture, and supply advanced components and systems that enable the transition from traditional fuels to cleaner energy solutions. Our proven technologies support a wide range of clean fuels—including natural gas, renewable natural gas, and hydrogen—empowering OEMs and commercial transportation industries to meet performance demands, regulatory requirements, and climate targets in a cost-effective way. With decades of expertise and a commitment to engineering excellence, Westport is helping its partners achieve sustainability goals—without compromising performance or cost-efficiency—making clean, scalable transport solutions a reality. Westport is headquartered in Vancouver, Canada. For more information, visit www.westport.com.

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding the timing, scope and results of Westport’s planned showcase and North American demonstration activities at ACT Expo 2026; the expected performance, fuel efficiency, driving range, operating economics and emissions benefits of Westport’s high-pressure (~700 bar) CNG fuel storage system used together with Cespira’s on-engine HPDI™ fuel system on a Volvo VNL demonstration truck; the extent to which the new fuel storage system will support or accelerate adoption of HPDI technology in the North American heavy-duty market; the timing, availability and results of additional demonstration vehicles, trial trucks, validations and customer evaluations; future commercialization plans, market opportunities, speed of adoption, customer demand and the timing and terms of any potential future agreements with OEMs, fleets and other partners; the ability of HPDI-equipped engines to operate on CNG, Renewable Natural Gas (RNG), hydrogen or blends thereof and the development, availability, cost and acceptance of such fuels and related fueling infrastructure; and the expected benefits and performance of Westport’s joint venture with Volvo Group (Cespira) and the execution of its product development and commercialization plans. Forward-looking statements can generally be identified by words such as "expect", "plan", "anticipate", "believe", "intend", "may", "will", "could", "should", "can", "estimate", "forecast", "potential", "marks", "step toward" and similar expressions. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to industry and market conditions; general economic conditions; conditions of and access to capital and debt markets; governmental policies, regulation and incentive programs; technology innovations and competing technologies; the ability to successfully develop, validate and commercialize new products; product performance in customer use cases; supply chain and manufacturing constraints; foreign exchange fluctuations; the availability, pricing and adoption of natural gas, RNG and hydrogen and the development of associated infrastructure; and the actions and determinations of our joint venture and development partners, OEMs, potential customers and other third parties, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent 20-F and other filings with securities regulators. In particular, the forward-looking information in this press release is based on assumptions that include, without limitation: assumptions regarding vehicle and system performance under expected operating conditions; availability, pricing and quality of CNG, RNG and hydrogen; availability and development of fueling infrastructure; timing and outcomes of planned demonstrations, validations, and customer evaluations; expected regulatory and policy conditions; and the willingness and ability of OEMs, fleets and other partners to participate in trials and commercial deployments. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by applicable law. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information
Westport Investor Relations
T: +1 604-718-2046

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/63e47202-ae66-4f6f-8425-2efe25c7d2c2